UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Equity Awards, Equity Plan Amendment, Audit Committee Member Appointment

On October 30, 2025, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Critical Metals Corp. (the “Company”) completed its review of, and recommendations to the Board regarding, and the Board approved, grants of equity awards to its officers, directors and advisory board members for their services to the Company (the “Compensatory Awards”). The Compensatory Awards consist of (i) grants of time-based vesting restricted stock units to officers that vest in equal annual installments over a three year period, (ii) grants of time-based vesting restricted stock units to advisory board members that vest in full on January 1, 2026; and (iii) grants of time-based vesting restricted stock units to non-employee directors that have a one-year vesting period and vest in full on November 1, 2026 (together, the restricted stock unit grants described in (i), (ii) and (iii) above will be referred to herein as “the RSU Grants”), and (iv) grants of performance-vested stock options to officers and advisory board members that only vest based on the achievement of share price hurdles ($16.25, $20.31 and $25.39, respectively), which must be sustained over 20 trading days based on the volume weighted average price of the Company’s stock during such period (the “PVO grants”). The Compensatory Awards made pursuant to the RSU Grants and PVO Grants cover approximately 15.52 million ordinary shares, par value $0.001 per share of the Company (the “Ordinary Shares”) in the aggregate.

In connection with the Compensatory Awards, the Board also determined that it was advisable, and the Board approved, an amendment and restatement of the 2024 Incentive Award Plan (as amended, the “Amended and Restated Plan”) in order to increase the total number of Ordinary Shares reserved and available for issuance under the Amended and Restated Plan, such that the total number of Ordinary Shares reserved and available for issuance under the Amended and Restated Plan will be 21,171,001 shares, which is the sum of (i) 15,000,000 Ordinary Shares added to the Amended and Restated Plan by the Board, as described above; (ii) 3,147,386 Ordinary Shares, being the number of Ordinary Shares by which the share reserve under the Amended and Restated Plan was automatically increased on June 30, 2025 pursuant to its terms; and (iii) 3,023,615 Ordinary Shares equal to the previously available Ordinary Shares under the Amended and Restated Plan prior to the amendment. In addition to these compensation-related decisions, the Board also determined that it was advisable, and the Board approved, a change in its Audit Committee membership, by approving the appointment of current independent Board member Mykhailo Zhernov to the Audit Committee in place of Malcom Day, a current director who will continue to serve on the Board.

A copy of the Amended and Restated 2024 Incentive Award Plan is furnished hereto as Exhibit 10.1. The information contained in this Report on Form 6-K (including Exhibit 10.1) is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Critical Metals Corp. 2024 Incentive Award Plan (Amended and Restated as of October 30, 2025) (incorporated by reference to Exhibit 10.1 to Critical Metals Corp.’s Registration Statement on Form S-8 (Reg. No. 333-291195) filed with the SEC on October 31, 2025).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: November 5, 2025

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